Mail Stop 3628

                                                              August 24, 2020


   Anthony Sfarra
   President
   Wells Fargo Commercial Mortgage Securities, Inc.
   c/o Wells Fargo Bank, National Association
   9062 Old Annapolis Road
   Columbia, MD 21045

            Re:    BANK 2019-BNK19
                   Form 10-K for the Fiscal Year Ended December 31, 2019 Filed March 23, 2020
                   File No. 333-226486-07

   Dear Mr. Sfarra:

         We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

          Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

            After reviewing your response to this comment, we may have additional comments.

   Form 10-K

   Exhibit 33.45 to Form 10-K

       1. We note that Exhibit 33.45, the assessment of compliance with servicing criteria by Situs
          Holdings, LLC, states that inapplicable servicing criteria are listed in an Appendix A.
          However, there is no Appendix A attached to the exhibit. Please amend your Form 10-K with a revised Exhibit 33.45 that includes Appendix A, or otherwise disclose which servicing criteria are applicable to the Situs Holdings, LLC platform.

           We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Anthony Sfarra
Wells Fargo Commercial Mortgage Securities, Inc.
August 24, 2020
Page 2

       Please contact Michelle Stasny at 202-551-3674 or me at 202-551-3262 with any other questions.

                                                         Sincerely,

                                                         /s/ Arthur C. Sandel

                                                         Arthur C. Sandel
                                                         Special Counsel
                                                         Office of Structured
Finance



cc:    Troy Stoddard, Wells Fargo
       David Burkholder, Cadwalader, Wickersham & Taft LLP